Exhibit 99.1

DoubleDown Interactive Third Quarter 2025 Revenue Rises 15.5%
and Earnings per Fully Diluted Common Share Increases 30.8%
SEOUL, KOREA – November 10, 2025 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced unaudited financial results for the third quarter ended September 30, 2025. Beginning with the fourth quarter of 2024, the Company began reporting financial results in accordance with International Financial Reporting Standards (“IFRS”), which had previously been reported in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”). As such, the third quarter 2025 results, as well as the comparable 2024 results, reflect IFRS standards.
Third Quarter 2025 vs. Third Quarter 2024 Summary:
•Revenue rose 15.5 % to $95.8 million in the third quarter of 2025 compared to $83.0 million in the third quarter of 2024.
◦Revenue from the Company’s social casino/free-to-play games, inclusive of a partial quarter results from WHOW Games GmbH (“WHOW Games”) which was acquired by the Company on July 14, 2025, was $79.6 million in the third quarter of 2025, a 5.9% increase from the third quarter of 2024.
◦Revenue from SuprNation, the Company’s iGaming subsidiary, increased 108% year over year to $16.2 million, primarily as a result of the Company’s focus on new player acquisition.
•Operating expenses were $60.9 million in the third quarter of 2025 compared to $47.6 million in the third quarter of 2024, primarily due to increased operating expenses related to SuprNation driven by revenue growth and inclusion of operating expenses related to the addition of the WHOW Games operations.
•Profit for the interim period (excluding non-controlling interest) rose 30.8% to $32.7 million, or earnings per fully diluted common share of $13.21 ($0.66 per American Depositary Share (“ADS”)), in the third quarter of 2025, compared to profit for the interim period (excluding non-controlling interest) of $25.0 million, or earnings per fully diluted common share of $10.10 ($0.50 per ADS), in the third quarter of 2024.
◦The increase was primarily due to higher revenue and lower unrealized losses on foreign currency, partially offset by higher overall operating expenses related to the addition of the WHOW Games operations and increased costs associated with revenue growth from SuprNation.
◦Each ADS represents 0.05 share of a common share.
◦Adjusted EBITDA was $37.5 million for the third quarter of 2025 compared to $36.5 million in the third quarter of 2024. Adjusted EBITDA margin was 39.1% in the third quarter of 2025 compared to 44.0% in the third quarter of 2024.
•Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games (exclusive of WHOW Games) was $1.39 in the third quarter of 2025 and $1.30 in the third quarter of 2024, and increased slightly from $1.33 in the second quarter of 2025.
•Average monthly revenue per payer for the social casino/free-to-play games (exclusive of WHOW Games) decreased to $272 in the third quarter of 2025 from $281 in the third quarter of 2024 and decreased from $286 in the second quarter of 2025.

•Net cash flows from operating activities increased to $33.4 million in the third quarter of 2025 from $32.1 million in the third quarter of 2024. The increase is primarily due to higher operating profit and lower income taxes paid, partially offset by lower net unrealized loss on foreign currency translation.

“Our ongoing strategic operating priorities, focused on driving a high conversion of revenue to cash flow, resulted in strong third quarter results as we generated $33.4 million in cash flow from operations during the period,” said In Keuk Kim, Chief Executive Officer of DoubleDown. Growth in our social casino games reflects initial contributions from the WHOW Games transaction, which increased our European revenue. Although the initial results from WHOW Games are encouraging, we are still assessing their operations and will include the impact on our social casino KPIs in our fourth quarter 2025 results. Our understanding at this time is that WHOW Games may generally have a higher payer conversion rate and lower average monthly revenue per payer.

"In the third quarter, our SuprNation iGaming business generated another period of record revenue and rose 108% from Q3 2024 to $16.2 million, reflecting the success of our strategies to prudently scale investments to acquire new players for our iGaming sector.

"Our balance sheet remains exceptional and affords us the flexibility to pursue additional value-building transactions that can further diversify our revenue sources and geographic presence. We ended the third quarter with an aggregate net cash position of approximately $404 million, or approximately $8.14 per ADS. With our consistent free cash flow generation and strong balance sheet, we have considerable flexibility to grow organically and through M&A to enhance shareholder value.”
Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue ($ MM)	$95.8	$83.0	$264.2	$259.4
Total operating expenses ($ MM)	(60.9)	(47.6)	(167.1)	(156.5)
Profit for the interim period (excluding non-controlling interest) ($ MM)	$32.7	$25.0	$78.4	$88.4
Adjusted EBITDA ($ MM)	$37.5	$36.5	$101.8	$106.8
Profit margin	34.2%	30.3%	29.7%	34.2%
Adjusted EBITDA margin	39.1%	44.0%	38.5%	41.2%

Non-financial performance metrics(1)
Average MAUs (000s)	1,118	1,312	1,173	1,393
Average DAUs (000s)	555	632	580	665
ARPDAU	$1.39	$1.30	$1.34	$1.30
Average monthly revenue per payer	$272	$281	$278	$283
Payer conversion	7.8%	6.8%	7.2%	6.6%
(1)Social casino/free-to-play games only. The KPIs in the table above exclude WHOW Games, which was acquired on July 14, 2025.
Conference Call
DoubleDown will hold a conference call today (November 10, 2025) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.
To access the call, please use the following link: DoubleDown Third Quarter 2025 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.
A simultaneous webcast of the conference call will be available with the following link: DoubleDown Third Quarter 2025 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast. A replay will be available on the Company’s Investor Relations website shortly after the event.
About DoubleDown Interactive
DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. DoubleDown recently expanded its social casino platform with the acquisition of WHOW Games GmbH, a developer headquartered in Hamburg, Germany. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.
Safe Harbor Statement
Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
Use and Reconciliation of Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS, we believe the following non-IFRS financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with IFRS, and should be read in conjunction with the condensed consolidated interim financial statements furnished in our report on Form 6-K filed with the SEC.

In our reconciliation from our reported IFRS “profit before income tax” to our Adjusted EBITDA, we eliminate the impact of the following four line items: (i) depreciation and amortization; (ii) finance income; (iii) finance cost; and (iv) other (income) expense. The below table sets forth the full reconciliation of our non-IFRS measures:

Reconciliation of non-IFRS measures	Three months ended September 30,		Nine months ended September 30,
(in millions, except percentages)	2025	2024	2025	2024
Profit for the interim period	$32.8	$25.1	$78.5	$88.7
Income tax expense	8.4	8.8	26.0	26.1
Profit before income tax	41.1	33.9	104.5	114.8

Adjustments for:
Depreciation and amortization	2.5	1.2	4.8	4.1
Finance income	(4.5)	(0.8)	(12.9)	(15.7)
Finance cost	(1.6)	2.2	5.4	3.8
Other (income) expense, net	—	—	(0.1)	(0.2)
Adjusted EBITDA	$37.5	$36.5	$101.8	$106.8
Adjusted EBITDA margin	39.1%	44.0%	38.5%	41.2%
The key differences between reconciliations of Adjusted EBITDA and Adjusted EBITDA margin under IFRS and under GAAP arise from the treatment of certain adjustments, particularly in the areas of depreciation and amortization, finance income, and finance cost per the respective accounting standards. For reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under IFRS, depreciation related to right-of-use assets is included within the depreciation and amortization, and as such, is added back to Adjusted EBITDA in the reconciliation. In contrast, for reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under GAAP, depreciation related to right-of-use assets is classified under general and administrative expenses, and thus, is excluded from Adjusted EBITDA in the reconciliation. The designation of finance income and finance cost in reconciliation under IFRS reflects a change in the classification of non-operating (income) expense in reconciliation under GAAP. Specifically, the non-operating (income) expense accounts under GAAP have been renamed to finance income and finance cost under IFRS.
We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.
Company Contact:
Joe Sigrist
ir@doubledown.com
+1 (206) 773-2266
Chief Financial Officer
https://www.doubledowninteractive.com
Investor Relations Contact:
Joseph Jaffoni and Christin Armacost
JCIR
+1 (212) 835-8500
DDI@jcir.com

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Financial Position
(In thousands of U.S. dollars)

	September 30,	December 31,
	2025	2024
	(unaudited)
Assets
Cash and cash equivalents	$348,338	$334,850
Short-term investments	90,856	80,000
Accounts receivable, net	34,134	30,778
Prepaid expenses and other assets	10,194	7,614
Total current assets	$483,522	$453,242
Property and equipment, net	1,136	1,025
Right-of-use assets, net	4,682	4,308
Intangible assets, net	82,683	47,666
Goodwill	433,948	395,804
Deferred tax asset	171	3,373
Other non-current assets	10,944	746
Total non-current assets	$533,564	$452,922
Total assets	$1,017,086	$906,164
Liabilities and equity
Accounts payable and accrued expenses	$24,477	$14,990
Current lease liabilities	1,310	1,162
Income taxes payable	3,104	1,512
Contract liabilities	1,523	1,754
Current portion of borrowings with related party	35,658	—
Other current liabilities	2,509	3,966
Total current liabilities	$68,581	$23,384
Long-term borrowings with related party	—	34,014
Non-current lease liabilities	3,913	3,510
Deferred tax liabilities	15,172	—
Other non-current liabilities	3,494	3,223
Total non-current liabilities	$22,579	$40,747
Total liabilities	$91,160	$64,131
Equity
Share capital	21,198	21,198
Share premium	359,280	359,280
Accumulated comprehensive loss	(5,342)	(10,688)
Retained earnings	550,534	472,125
Equity attributable to DoubleDown Interactive Co., Ltd.	$925,670	$841,915
Equity attributable to non-controlling interests	256	118
Total equity	$925,926	$842,033
Total liabilities and equity	$1,017,086	$906,164

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Comprehensive Income
(Unaudited, in thousands of U.S. dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue	$95,847	$82,981	$264,152	$259,360
Operating expenses:
Cost of revenue	(27,888)	(24,794)	(75,700)	(79,072)
Sales and marketing	(15,736)	(9,161)	(42,961)	(35,795)
Research and development	(4,192)	(3,242)	(9,879)	(11,387)
General and administrative	(13,025)	(10,481)	(38,652)	(30,447)
Other income	28	97	213	350
Other expense	(47)	(58)	(141)	(153)
Total operating expenses	$(60,860)	$(47,639)	$(167,120)	$(156,504)
Operating profit	$34,987	$35,342	$97,032	$102,856
Finance income	4,526	751	12,872	15,716
Finance cost	1,610	(2,193)	(5,383)	(3,781)
Profit before income tax	$41,123	$33,900	$104,521	$114,791
Income tax expense	(8,362)	(8,785)	(25,974)	(26,128)
Profit for the interim period	$32,761	$25,115	$78,547	$88,663
Other comprehensive income (loss):
Pension adjustments, net of tax	39	102	139	303
Gain (loss) on foreign currency translation	(1,920)	4,951	5,207	(733)
Total comprehensive income for the interim period	$30,880	$30,168	$83,893	$88,233
Profit attributable to:
DoubleDown Interactive Co., Ltd.	32,721	25,014	78,409	88,421
Non-controlling interests	40	101	138	242
Total comprehensive income attributable to:
DoubleDown Interactive Co., Ltd.	30,840	30,068	83,755	88,054
Non-controlling interests	40	100	138	179

Earnings per share:
Basic	$13.21	$10.10	$31.65	$35.69
Diluted	$13.21	$10.10	$31.65	$35.69
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

	Nine months ended September 30,
	2025	2024
Cash flows from operating activities
Profit for the interim period	$78,547	$88,663
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	4,801	4,091
Unrealized gain on foreign currency	(366)	(246)
Unrealized loss on foreign currency	445	1,765
Gain on foreign currency transaction	(279)	—
Loss on foreign currency transaction	1,527	—
Gain on valuation of financial assets and liabilities	(18)	—
Loss on valuation of financial assets and liabilities	881	20
Interest income	(12,126)	(11,305)
Interest expense	1,423	1,602
Miscellaneous income	—	(233)
Provision for severance benefits	349	175
Other long-term employee benefits	913	1,145
Income tax expense	25,974	26,128
Working capital adjustments:
Accounts receivable, net	1,103	(948)
Prepaid expenses, and other assets	559	1,664
Other non-current assets	92	(7,261)
Accounts payable and accrued expenses	2,893	(588)
Contract liabilities	(442)	(1,039)
Other current and non-current liabilities	(3,212)	(686)
Cash generated from operations	$103,064	$102,947
Interest received	13,779	10,159
Interest paid	(198)	(311)
Income taxes paid	(22,508)	(10,211)
Net cash inflow from operating activities	$94,137	$102,584
Cash flows from investing activities
Purchase of property and equipment	(174)	(291)
Disposal of property and equipment	4	2
Purchase of intangible assets	—	(5)
Acquisition of WHOW Games	(61,570)	—
Purchase of financial assets at fair value through profit or loss	(9,815)	—
Purchase of short-term investments	(186,148)	(81,659)
Disposal of short-term investment	178,009	66,795
Net cash (outflow) from investing activities	$(79,694)	$(15,158)
Cash flows from financing activities
Repayment of lease liabilities	(848)	(1,455)
Payment of dividends	$—	$(321)
Net cash (outflow) from financing activities	$(848)	$(1,776)
Net increase in cash and cash equivalents	$13,595	$85,650
Effect of exchange rate changes on cash and cash equivalents	$(107)	$90
Cash and cash equivalents at beginning of the interim period	$334,850	$206,911
Cash and cash equivalents at end of the interim period	$348,338	$292,651